United States securities and exchange commission logo





                             July 26, 2023

       Samuel Thacker
       President of Double Platinum Management LLC
       Jukebox Hits Vol. 1 LLC
       10000 Washington Blvd,
       Suite 07-134
       Culver City, CA 90232

                                                        Re: Jukebox Hits Vol. 1
LLC
                                                            Response letter
dated June 27, 2023
                                                            and Draft Offering
Statement on Form 1-A
                                                            Respectively, filed
June 27, 2023 and submitted May 24, 2023
                                                            CIK No. 0001974755

       Dear Samuel Thacker:

              We have reviewed your response letter and draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
       EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A submitted May 24, 2023

       General

   1. We note you seek to have multiple series of offerings qualified. To comply with Rule
                                                        251(d)(3)(i)(F) of
Regulation A, you must commence the offering of each series that is qualified within two
calendar days of qualification. Commencing the offering of some of the qualified series
while delaying the offering of others results in an impermissible delayed offering of the
delayed series under Rule 251(d)(3)(i)(F). Please confirm that you will commence the
offering of each series that you seek to have qualified within two calendar days of
qualification.
 Samuel Thacker
FirstName  LastNameSamuel Thacker
Jukebox Hits  Vol. 1 LLC
Comapany
July       NameJukebox Hits Vol. 1 LLC
     26, 2023
July 26,
Page  2 2023 Page 2
FirstName LastName
2. We note that you plan to enter into Purchase Agreements pursuant to which Income
         Interest Owners will sell Income Interests related Music Assets to you. Please provide further details regarding these proposed transactions, including but not limited to the number of Music Assets included in each series of Royalty Shares and whether you plan to file a post qualification amendment to your Form 1-A in connection with any additional series of Royalty Shares.
3. We refer to the section of your website titled "Diversify your investments." Please revise to remove any suggestion that the SEC will pass upon the merits of or give its approval to your offering of Royalty Shares on the Jukebox Platform. In this regard, we note your website statement, "We believe that securitizing music assets through the appropriate SEC channels is the right approach."
4. We refer to the section of your website titled "How it works." Please revise to indicate, as you do in your Offering Circular, that secondary sales will not be available for three months after the closing of this Offering, if at all, and that investors should be prepared to hold their Royalty Shares for an indefinite period of time. Please also revise to disclose whether secondary sales of Royalty Shares on the ATS will be subject to any fees. In this regard, we note your website statement, "Trade fractional shares of music royalties with other investors and music lovers."
5. It appears that Double Platinum Management LLC (Double Platinum), as your Manager, may be a co-issuer of the Royalty Shares. In this regard, we note your disclosure that
         Double Platinum, as your Manager, will manage all maintenance and administrative services related to the Royalty Shares; will receive a sourcing fee for managing the company's Purchase Agreements and Royalty Rights acquisitions, including negotiations and structuring; and will manage the company's initial and ongoing obligations related to the issuance of Royalty Shares, including offering materials and payment of Royalty
         Shares. Please include Double Platinum as a co-issuer or tell us why you are not required to do so.
6.       We refer to the May 15, 2023 Synchtank article titled "Money Moves:
JKBX CEO
         Scott Cohen On Democratizing Music Rights Investing" and the April 25, 2023 Music
         Ally article titled "JKBX says musicians will benefit from its royalty-streams marketplace."

         To the extent applicable, please revise where necessary to disclose that the Company intends to seek the consent of artists prior to offering Royalty Shares corresponding to their music on the Jukebox Platform, including to address any associated legal and/or operational risks.

         Additionally, to the extent applicable, please revise where necessary to describe each of the Rights Holders Fund and the Creator's Fund, including to explain the mechanics of the funds, how they are expected to be funded initially and maintained going forward, and whether their funding will reduce Income Interests otherwise payable to Royalty Share
 Samuel Thacker
FirstName  LastNameSamuel Thacker
Jukebox Hits  Vol. 1 LLC
Comapany
July       NameJukebox Hits Vol. 1 LLC
     26, 2023
July 26,
Page  3 2023 Page 3
FirstName LastName
         Holders as Royalty Share Income.
7. We refer to Section 7.7 of the Form of Royalty Share Agreement filed as Exhibit 3.1.
         Please revise to state whether the arbitration and jury trial waiver provisions of the agreement apply to claims under the federal securities laws. Please also revise your
         Description of the Royalty Shares section to describe the arbitration and jury trial waiver provisions of the agreement, including whether they apply to claims under the federal securities laws.

         Additionally, please discuss these provisions under an appropriate caption in your Risk
         Factors section, including to address any uncertainty about enforceability and whether the provisions apply to purchasers in secondary transactions.

         Finally, please reconcile Section 7.7 of the Form of Royalty Share Agreement with your disclosure on page 12 regarding the arbitration and jury trial waiver provisions of your
         Subscription Agreement. More specifically, we note that Section 7.7 of the Form of
         Royalty Share Agreement states that "arbitration . . . shall be conducted in Los Angeles,
         California." However, page 12 states that "the arbitration is required to be conducted in the State of New York in accordance with New York law."
Cover Page

8. Please revise to clarify whether this Offering is being conducted through any platform other than the Jukebox Platform. In this regard, we note your disclosure here and on page
         xii that the Offering is being conducted "primarily through" the Jukebox Platform.
9. Please revise here and elsewhere as appropriate to disclose, if known, the SEC-registered broker-dealer who you expect to own the alternative trading system on which you intend to facilitate secondary sales of Royalty Shares. In this regard, we note the press release dated January 30, 2023 on your website regarding a signed memorandum of understanding between Jukebox and GTS Securities LLC.
Summary, page vi

10. We note that Sam Thacker is the Chief Operating Officer of Jukebox Holding and that the company is purchasing certain Income Interests from Sam Thacker. Please revise the
         Summary section, and other applicable sections including the Use of Proceeds section, to address that the Purchase Agreement regarding the purchase of Sam Thacker's interests
         was not negotiated at arm   s-length between the parties.
JKBX Hits Vol.1 Trust , page vii

11. Please revise here and on page 42 to disclose the state where the trust was formed.
Use of Proceeds, page xii

12. Please revise to disclose and quantify all sources of offering and acquisition expenses,
 Samuel Thacker
FirstName  LastNameSamuel Thacker
Jukebox Hits  Vol. 1 LLC
Comapany
July       NameJukebox Hits Vol. 1 LLC
     26, 2023
July 26,
Page  4 2023 Page 4
FirstName LastName
         including offering and acquisition expenses payable to the Company, sourcing fees payable to the Company, and administrative fees payable to the Manager.
Closings, page xiii

13.      We note your statement that    [t]he maximum offering period is two
(2) years from the
         date of commencement of the Offering after qualification, but we
reserve the right     to
         extend the Offering for any reason at any time prior to the final
closing.    We also note
         your statement in the Offering Period and Expiration Date section, on
page 21, that    [t]he
         maximum Offering period is 24 (twenty-four) months from the date of commencement in
         accordance with Rule 251(d)(3) of Regulation A.    Please reconcile
your statements.
Distribution Policy, page 2

14. Please revise here, and under an appropriate caption in your Summary section, to disclose all fees that are expected to reduce Income Interests otherwise payable to Royalty Share
         Holders as Royalty Share Income. As non-exclusive examples only, we note that (i) the
         Company plans to charge to Royalty Share Holders fees equal to 2% of the gross Income
         Interest proceeds received by the Company in respect of the Royalty Rights and (ii) the
         Manager will receive a fee equal to 2% of the gross Income Interests received by the
         Company in respect of the Royalty Rights, which will be deducted from gross Income
         Interest proceeds before Royalty Share Income distributions are made to the Holders of the corresponding series of Royalty Shares.
15. Please revise here, and under your Description of the Royalty Shares section, to describe the capital management strategies you expect to implement for Income Interests you have received in respect of Royalty Rights but not yet distributed to Royalty Share
         Holders. Disclose the material terms of any corresponding financial instruments, and clarify how any gains/losses may impact your ability to satisfy your distribution obligations to Royalty Share Holders.
"By purchasing Royalty Shares in this Offering, you are bound . . . .", page 12

16. Please revise to reconcile the risk factor heading, which refers to arbitration as
         "mandatory," with the risk factor description, which refers to arbitration as "not mandatory." Please also revise to discuss any uncertainty about the enforceability of the arbitration and jury trial waiver provisions.
"Our Subscription Agreement designates the federal district courts . . . .", page 12

17. Please revise to reconcile your page 12 description of the Subscription Agreement's exclusive forum provision with your page 45 description of such provision. More specifically, we note that it is unclear whether the provision applies only to Securities Act claims or both Securities Act claims and Exchange Act claims; and it is unclear whether the exclusive forum is federal district courts of the United States of America or courts of the State of Delaware.
 Samuel Thacker
FirstName  LastNameSamuel Thacker
Jukebox Hits  Vol. 1 LLC
Comapany
July       NameJukebox Hits Vol. 1 LLC
     26, 2023
July 26,
Page  5 2023 Page 5
FirstName LastName
Plan of Distribution, page 19

18. We note your disclosure that the company is selling the Royalty Shares directly and is not selling the Royalty Shares through commissioned sales agents or underwriters. Please tell us why you believe that Jukebox Co., Jukebox Technology LLC, and/or Double Platinum
         Management LLC are not underwriters.
19. We note your disclosure that no other affiliated entity involved in the offer and sale of the
         Royalty Shares is currently a member of FINRA and no person associated with you will be deemed to be a broker solely by reason of his or her participation in the sale of the
         Royalty Shares. Considering that (i) Jukebox Technology LLC is providing the offering platform and (ii) Double Platinum Management LLC is conducting various services, please tell us why you believe that neither entity is required to register as a broker-dealer.
Description of Business, page 29

20. Please revise here, and elsewhere as appropriate, to clarify your disclosure regarding the fees payable to the Manager. For example, we note your disclosure on page 29 that "[a]ny third-party costs incurred by the Manager or payments made by the Manager in the course
         of discharging its duties as the Company   s manager will be
reimbursed by the Company
         as royalties are received pursuant to Purchase Agreements," which suggests that the reimbursement of third-party costs is in addition to the fee equal to 2% of the gross
         Income Interest proceeds received by the Company in respect of the Royalty Rights.
         However, we also note your disclosure on page 38 under the caption "Compensation of the Manager and Reimbursement," which suggests that the the reimbursement of third-
         party costs is included in the 2% fee.

         Additionally, please clarify whether the Operating Agreement and/or Administrative
         Services Agreement place any periodic and/or lifetime maximums on the fees payable to the Manager.
21.      Given your dependence on the Manager, Jukebox Co., and/or Jukebox
Technology
         LLC to procure, manage, promote, and market the Royalty Rights and Royalty Shares, please revise your disclosure to explain their expertise in this industry.
22.      Please revise page 31 to define ISWCs and ISRCs.
23. Please revise to quantify the expected term of the Purchase Agreements. Expand your disclosure to discuss whether you expect to hold to maturity the Royalty Rights underlying the Purchase Agreements, or buy and sell Royalty Rights in the ordinary course of your business. Discuss how this may impact your ability to satisfy your distribution obligations to Royalty Share Holders.
Liquidity and Capital Resources, page 35

24. Please revise to clarify how you expect to obtain the funds necessary to fund your
 Samuel Thacker
FirstName  LastNameSamuel Thacker
Jukebox Hits  Vol. 1 LLC
Comapany
July       NameJukebox Hits Vol. 1 LLC
     26, 2023
July 26,
Page  6 2023 Page 6
FirstName LastName
         operations. In this regard, we note your disclosure on page 35 that "[p]urusant to the
         Operating Agreement, the Manager will pay, on behalf of the Company, all of the ordinary and necessary costs for the ongoing administration and management of the
         Company . . . ," which suggests that the Manager will fund your operations. However, we also note your disclosure on page 36 that in order to fund the acquisition of Royalty
         Rights and any expected costs and expenses, you intend to issue and sell Royalty Shares and generate revenue from (i) sourcing fees paid from Offering proceeds and (ii) fees charged to Royalty Share Holders that receive Royalty Share Income in an amount equal to 2% of the gross Income Interest proceeds received by the Company in respect of the
         Royalty Rights, which suggests that you will fund your operations.

         Additionally, in either case, please revise to disclose an estimate of the costs expected to be incurred funding your operations in the 12 months following the closing of this
         Offering.
Plan of Operations, page 36

25. Please quantify the sourcing fees the Company expects to generate from Offering proceeds.
Background of Executive Officers of the Manager, page 39

26. To the extent not already provided, please provide a brief account of the business experience during the past five years of each officer, including principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. See Item
         10(c) of Part II of Form 1-A.
Management Compensation, page 40

27. We note your disclosure that you will reimburse the Manager for expected costs and expenses related to the offering. To the extent material, please revise your filing to disclose the total amount of costs and expenses the Manager has incurred on your behalf to date.
Exclusive Jurisdiction, page 45

28. Please revise to clarify the scope of the Subscription Agreement's exclusive forum provision. In this regard, we note that "a court of the State of Delaware" suggests that suits may be brought only in Delaware state courts. However, your disclosure also states that the provision "would require suits to enforce any duty or liability created by the
         Exchange Act or any other claim for which the federal courts have exclusive jurisdiction to be brought in federal court located in the State of Delaware." Samuel Thacker
Jukebox Hits Vol. 1 LLC
July 26, 2023
Page 7
Waiver of Right to Trial by Jury, page 46

29. Please expand and revise your disclosure to be consistent with the risk factor on page 12, including to reconcile the scope of the jury trial waiver provision. In this regard, we note that the risk factor on page 12 appears to except claims made under the federal securities laws. However, the disclosure on page 46 appears to include claims under the federal securities laws.
Exhibits

30. Please file as an exhibit the administrative services agreement between you and Double
      Platinum Management LLC.
31. Please file as an exhibit the terms of service of the Jukebox Platform. You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at
202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,
FirstName LastNameSamuel Thacker
                                                            Division of
Corporation Finance
Comapany NameJukebox Hits Vol. 1 LLC
                                                            Office of Real
Estate & Construction
July 26, 2023 Page 7
cc:       Zachary Fallon
FirstName LastName